EXHIBIT 12.1

DAVITA HEALTHCARE PARTNERS INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less pre-tax net income attributable to noncontrolling interests. Fixed charges include debt expense (interest expense, the amortization of deferred financing costs and the amortization of the cap premium), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Three months ended March 31, 2014	Year ended December 31,
		2013	2012	2011	2010	2009
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$336,588	$1,124,978	$1,001,304	$916,605	$741,238	$752,632
Add:
Debt expense	106,335	429,943	288,554	241,090	181,607	185,755
Interest portion of rent expense	36,266	137,558	112,424	95,919	86,656	80,710
Less: Noncontrolling interests	(28,539)	(124,276)	(105,891)	(95,899)	(79,048)	(57,285)

	114,062	443,225	295,087	241,110	189,215	209,180

	$450,650	$1,568,203	$1,296,391	$1,157,715	$930,453	$961,812

Fixed charges:
Debt expense	$106,335	$429,943	$288,554	$241,090	$181,607	$185,755
Interest portion of rent expense	36,266	137,558	112,424	95,919	86,656	80,710
Capitalized interest	1,751	6,408	8,127	4,887	2,621	3,627

	$144,352	$573,909	$409,105	$341,896	$270,884	$270,092

Ratio of earnings to fixed charges	3.12	2.73	3.17	3.39	3.43	3.56